January 24, 2007

Barry Florescue, Chief Executive Officer
Renaissance Acquisition Corp.
50 E. Sample Road, Ste. 400
Pompano Beach, FL 33064

> **Re: Renaissance Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on**
> **Form S-1**
> **File No. 333-134444**
> **Filed January 23, 2007**

Dear Mr. Florescue:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the additional disclosure concerning limit orders. We understand that part of Landenburg's compensation is contingent upon the consummation of an acquisition and that Ladenburg may provide additional services in connection with an acquisition. See page 64. Also, Exhibit 10.15 appears to indicate that the broker/dealer under the limit order plan is "independent". Please tell us why Ladenburg is considered "independent" in light of the contingent compensation payable to Ladenburg and the possibility that it may provide additional services. In addition, please explain how the limit order purchase plan complies with Rule 10b5-1, Rule10b-18 and Regulation M under the Exchange Act.

2.   In connection with comment one, please explain the reason for setting the limit purchase price equal to the per share amount held in the trust account. Also, please revise the appropriate sections to explain how the limit order purchases would impact Mr. Florescue's influence upon approval of a business combination.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Adler
        Fax: (212) 698-3599